OMX AB (publ)

Tullvaktsvägen 15

105 78 Stockholm, Sweden

November 6, 2007

Robert Greifeld The Nasdaq Stock Market, Inc. One Liberty Plaza New York, NY 10006
RE:	Voting Agreement

Dear Robert:

Reference is made to the Voting Agreement (the "Voting Agreement"), dated May 25, 2007, between you and OMX AB (publ), a company organized under the laws of Sweden ("OMX"). Capitalized terms used in this letter but not otherwise defined have the meanings ascribed to them in the Voting Agreement. Pursuant to Section 7(a) of the Voting Agreement, OMX hereby waives compliance by you with Section 1 of the Voting Agreement at any meeting of Nasdaq's stockholders at which the issuance of the Consideration Shares is not also submitted for a vote by Nasdaq's stockholders.

Very truly yours,

OMX AB (publ)

By:	/s/ Magnus Böcker
Name: Magnus Böcker
Title: President and Chief Executive Officer